EXHIBIT 99.1

Press Release dated November 4, 2004 announcing the 9-Month 2004 financial and customer results of TIM Hellas Telecommunications SA, formerly known as STET Hellas Telecommunications SA.

TIM Hellas Telecommunications SA

NEWS FOR INVESTORS

TIM HELLAS 9-MONTHS 2004 SUMMARY FINANCIAL AND CUSTOMER RESULTS

ATHENS, November 4, 2004 — TIM Hellas Telecommunications SA (NASDAQ: TIMHY; Amsterdam: STHLS1), formerly known as STET Hellas Telecommunications SA, today announced financial and customer results for the nine-months of 2004.

Financial Performance

Total operating revenues increased by 6.2% to € 644.7 million in the nine-months of 2004, up from € 607.3 million in the corresponding period of 2003. Service revenues grew by 5.3% year-on-year to € 605.4 million, growing from € 574.7 in the nine-months of last year.

The increase seen in the company’s total operating revenues was primarily sustained by:

•	Higher monthly fee revenues that increased 28.9% year on year, as a result of the greater contribution of customers on bundled-minutes based packages that are innately more profitable;

•	Increasing mobile-to-mobile interconnection revenues (up 40.3% year-on-year) resulting mainly from increased traffic, as well as a higher interconnection tariff;

•	Higher handset sales (up 20.6% year-on-year) that reached € 39.3 million.

Specifically regarding the third-quarter revenue growth (up 1.8% year-on-year) the main factors that affected it, were:

•	The decrease in fixed-to-mobile interconnection revenues (down 28.1% year-on-year) due to a 26.8% year-on-year decrease in the fixed-to-mobile interconnection tariff;

•	Decreasing prepaid outgoing traffic as a result of a lower prepaid customer base;

•	Less foreign roamers revenues (down 4.3% year on year) as a result of the overall decline in Greek tourism for the period;

EBITDA (operating income before depreciation & amortization) for the nine-months of the year stood at € 196.4 million, compared with € 209.7 million in the corresponding period of last year, negatively affected by the:

•	Lower contribution from fixed-to-mobile interconnection, resulting from the substantial drop in the fixed-to-mobile interconnection tariff;

•	A significant increase in advertising expenses stemming from the company’s widespread re-branding campaign totaling € 17.5 million, the majority of which occurred in the first half of the year;

•	Increased provision for litigations and claims, due to the extra one-off € 5.4 million Mobitel case-related amount recorded in the third quarter of 2004.

Investor Relations:
Rania Bilalaki
Tel: +30 210 615 8585

ir@tim.com.gr
www.tim.com.gr/en/ir.cfm

TIM Hellas Telecommunications SA

NEWS FOR INVESTORS

Consequently, the EBITDA margin on total revenues came in at 30.5% in the period, versus 34.5% in the first nine-months of 2003, or 32.4% of service revenues versus 36.5% in the corresponding period of last year. Excluding the re-branding effect as well as the extra provision related to the Mobitel case, “Adjusted” EBITDA would have increased by 4.6% year-on-year to reach € 219.3 million, bringing the “Adjusted” EBITDA margin on total revenues to 34.0%, or 36.2% on service revenues.2

Accordingly, the company’s third-quarter EBITDA came in at €77.9 million, down 4.3% if compared to the third quarter of 2003, translating into an EBITDA margin of 33.7% on total revenues versus 35.9% in the third quarter of last year. If clean of the rebranding and the extra Mobitel provision, third-quarter “Adjusted” EBITDA would have increased by 4.1% year-on-year to reach € 84.7 million, bringing the “Adjusted” EBITDA margin on total revenues to 36.7%.3

Operating income for the nine-months of 2004 reached € 104.5 million or 17.3% of service revenues, versus € 128.6 million in the nine-months of 2003, also affected by higher depreciation and amortization expenses stemming from the continuous increase in the company’s fixed assets, as well as the commencement of UMTS license amortization in the beginning of 2004 that accounted for € 5.9 million in the period.

The company’s nine-months 2004 earnings before taxes came in at € 97.0 million, compared to € 120.2 million in the corresponding period of last year, while net income reached € 58.2 million, versus € 71.9 million in the nine-months of 2003.

At the end of September 2004, net financial debt decreased to € 151.7 million, from € 167.3 at the end of 2003.4

The nine-months 2004 results clearly demonstrate that TIM Hellas is undergoing a transformative period, whereby initiatives like the company’s rebranding and UMTS launch, together with increasing competitive pressure and a more stringent regulatory environment — further demonstrated by the second cut within the year in fixed-to-mobile interconnection rates which occurred on October 1, 2004, further dropping to € 0.15 per minute with 30 seconds minimum call duration, as already announced this fall, are hurting the company’s short term profitability. In order to address these challenges the company will tailor its strategy to continue TIM Hellas’ turnaround, to meet its consistent commitment towards long-term profitability improvement.

The results are un-audited and based on US Generally Accepted Accounting Principles (US GAAP).

Customer Results

TIM Hellas’ total customer base reached 2,414,043 at the end of the September 2004, with prepaid customers numbering 1,599,880 and accounting for 66.3% of the total customer base, while contract subscribers amounted to 814,163, or 33.7% of the total customer base.

Investor Relations:
Rania Bilalaki
Tel: +30 210 615 8585

ir@tim.com.gr
www.tim.com.gr/en/ir.cfm

TIM Hellas Telecommunications SA

NEWS FOR INVESTORS

The consistent improvement of the company’s contract customer base quality supported a rise in contract monthly traffic per customer (contract AMOU) that grew to 237.4 minutes, up 20.6% year-on-year, which in combination with the 13.2% year-on-year increase in prepaid AMOU, boosted average monthly traffic per customer (blended AMOU) to 106.0 minutes, up 26.2% year-on-year.

Accordingly, contract ARPU grew by 7.9% to € 50.7 in the period, which, coupled with an 8.3% rise in prepaid ARPU that reached € 13.7, drove blended ARPU to € 27.6, up 13.7% year-on-year.5

— END —

1 TIM Hellas Telecommunications S.A.’s ticker symbol on the Euronext Amsterdam Stock Exchange will shortly become “TIMHY.”

2

EBITDA Breakdown

In € million	9M03	9M04	% Change
Total Operating Revenues	607.3	644.7	+6.2%
Total Operating Costs	478.7	540.2	+12.8%
Operating Income	128.6	104.5	-18.8%
Depreciation and Amortization	81.1	91.9	+13.3%
EBITDA	209.7	196.4	-6.3%
EBITDA margin on total revenues	34.5%	30.5%

“Adjusted” EBITDA Breakdown
Adjusted to exclude the effect of the re-branding related advertising expenses and the Mobitel case related extra provision

In € million	9M04
Total Operating Revenues	644.7
Total Operating Costs	540.2
Re-branding Costs	17.5
Mobitel Case related extra provision	5.4
“Adjusted” total Operating costs	517.3
“Adjusted” Operating Income	127.4
Depreciation and Amortization	91.9
“Adjusted” EBITDA	219.3
“Adjusted” EBITDA margin on total revenues	34.0%

Investor Relations:
Rania Bilalaki
Tel: +30 210 615 8585

ir@tim.com.gr
www.tim.com.gr/en/ir.cfm

TIM Hellas Telecommunications SA

NEWS FOR INVESTORS

3

EBITDA Breakdown

In € million	3Q03	3Q04	% Change
Total Operating Revenues	226.7	230.9	+1.8%
Total Operating Costs	173.1	181.5	+4.8%
Operating Income	53.6	49.4	-7.8%
Depreciation and Amortization	27.8	28.6	+2.8%
EBITDA	81.4	77.9	-4.3%
EBITDA margin on total revenues	35.9%	33.7%

“Adjusted” EBITDA Breakdown
Adjusted to exclude the effect of the re-branding related advertising expenses and the Mobitel case related extra provision

In € million	3Q04
Total Operating Revenues	230.9
Total Operating Costs	181.5
Re-branding Costs	1.4
Mobitel Case related extra provision	5.4
“Adjusted” total Operating costs	174.7
“Adjusted” Operating Income	56.2
Depreciation and Amortization	28.6
“Adjusted” EBITDA	84.7
“Adjusted” EBITDA margin on total revenues	36.7%

4 Net financial debt is defined as short-term borrowings plus current maturities of long-term debt plus long-term debt, net of current maturities plus long-term debt due to related companies minus cash and cash equivalents

5 Contract ARPU is defined as total contract customers service revenues divided by nine, over the period’s average contract customers. Prepaid ARPU is defined as total prepaid customers service revenues divided by nine, over the period’s average prepaid customers. Blended ARPU is defined as total service revenues divided by nine, over the period’s average customers

TIM Hellas Telecommunications SA (Nasdaq: TIMHY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe and its TIM brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.

Investor Relations:
Rania Bilalaki
Tel: +30 210 615 8585

ir@tim.com.gr
www.tim.com.gr/en/ir.cfm